SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 4)

Pershing Gold Corporation
(Name of Issuer)

Common Stock, par value $.0001 per share
(Title of Class of Securities)

715302105
(CUSIP Number)

Copy To: Harvey Kesner, Esq. 61 Broadway, 32nd Flr New York, NY 10006
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 14, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 715302105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Barry Honig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
US
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
19,084,999 (1)
	8	SHARED VOTING POWER:
884,815 (2)
	9	SOLE DISPOSITIVE POWER:
19,084,999 (1)
	10	SHARED DISPOSITIVE POWER: 884,815 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,969,814 (1) (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.92% (based on 256,619,445 shares of Common Stock issued and outstanding as of August 20, 2012)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1) Includes 5,818,333 shares of common stock held by Mr. Honig, and options to purchase 13,266,666 shares of common stock held for the account of Mr. Honig which may be exercised within 60 days. Excludes 3,000,000 shares of the unvested grant of restricted common stock (“Restricted Stock Award”) issued to Mr. Honig on June 18, 2012 by the Issuer, which Restricted Stock Award shall vest pursuant to the following schedule: (a) one-third of the shares shall vest one year from the date of issuance of the Restricted Stock Award; (b) one-third of the shares shall vest two years from the date of issuance of the Restricted Stock Award; and (c) one-third of the shares shall vest three years from the date of issuance of the Restricted Stock Award. Also excludes unvested options to purchase 133,334 shares of the Issuer’s common stock, which shall vest on October 1, 2013.

(2) Includes 293,815 shares of common stock held by GRQ Consultants, Inc. 401K (“GRQ 401K”), and 591,000 shares of common stock held by GRQ Consultants, Inc. (“GRQ Consultants”). Mr. Honig is the trustee of GRQ 401K and President of GRQ Consultants, and, in such capacity, has voting and dispositive power over the securities held by GRQ 401K and GRQ Consultants.

CUSIP No. 715302105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
GRQ Consultants, Inc. 401K
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:

	8	SHARED VOTING POWER:
293,815 (1)
	9	SOLE DISPOSITIVE POWER:

	10	SHARED DISPOSITIVE POWER: 293,815 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 293,815 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.11% (based on 256,619,445 shares of Common Stock issued and outstanding as of August 20, 2012)
14	TYPE OF REPORTING PERSON (See Instructions)
OO

(1) Mr. Honig is the trustee of GRQ Consultants, Inc. 401K (“GRQ 401K”), and, in such capacity, has voting and dispositive power over the securities held by GRQ 401K.

CUSIP No. 715302105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
GRQ Consultants, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:

	8	SHARED VOTING POWER:
591,000 (1)
	9	SOLE DISPOSITIVE POWER:

	10	SHARED DISPOSITIVE POWER: 591,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 591,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.23% (based on 256,619,445 shares of Common Stock issued and outstanding as of August 20, 2012)
14	TYPE OF REPORTING PERSON (See Instructions)
CO

(1) Mr. Honig is the President of GRQ Consultants, Inc. (“GRQ Consultants”), and, in such capacity, has voting and dispositive power over the securities held by GRQ Consultants.

Item 1. Security and Issuer

The title and class of equity securities to which this Schedule 13D relates is common stock, par value $0.0001 per share (the "Common Stock"), of Pershing Gold Corporation, a Nevada corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 1658 Cole Boulevard, Building 6-Suite 210, Lakewood, CO 80401.

Item 2. Identity and Background

(a) This statement is being filed by Barry Honig, GRQ Consultants, Inc. 401K (“GRQ 401K”) and GRQ Consultants, Inc. (“GRQ Consultants”, and together with Mr. Honig and GRQ 401K, the “Reporting Persons”).

(b) The Reporting Persons’ business address is 4400 Biscayne Boulevard, Miami FL 33137.

(c) N/A

(d) During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) United States/Florida

Item 3. Source and Amount of Funds or Other Considerations

All shares were purchased with the Reporting Persons’ personal funds or working capital.

Item 4. Purpose of Transaction

All of the Issuer’s securities owned by the Reporting Persons have been acquired for investment purposes only.  Except as set forth above, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons may, at any time, review or reconsider their positions with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5. Interest in Securities of the Issuer

(a)  Mr. Honig beneficially owns 19,969,814 shares or 6.92% of the Issuer’s common stock, including 5,818,333 shares of common stock held by Mr. Honig, 293,815 shares of common stock held by GRQ Consultants, Inc. 401K (“GRQ 401K”), 591,000 shares of common stock held by GRQ Consultants, Inc. (“GRQ Consultants”), and options to purchase 13,266,666 shares of common stock held for the account of Mr. Honig which may be exercised within 60 days. All beneficial ownership numbers and percentages exclude 3,000,000 shares of the Restricted Stock Award issued to Mr. Honig on June 18, 2012 by the Issuer, which Restricted Stock Award may not be exercised within 60 days.  The Restricted Stock Award shall vest pursuant to the following schedule: (a) one-third of the shares shall vest one year from the date of issuance of the Restricted Stock Award; (b) one-third of the shares shall vest two years from the date of issuance of the Restricted Stock Award; and (c) one-third of the shares shall vest three years from the date of issuance of the Restricted Stock Award. Also excludes unvested options to purchase 133,334 shares of the Issuer’s common stock, which shall vest on October 1, 2013.

(b)  Mr. Honig may be deemed to hold sole voting and dispositive power over 19,084,999 shares of the Issuer’s common stock (1) and shares voting and dispositive power over 884,815 shares of the Issuer’s common stock (2).

GRQ 401K may be deemed to hold shared voting and dispositive power over 293,815 shares of common stock of the Issuer.

GRQ Consultants may be deemed to hold shared voting and dispositive power over 591,000 shares of common stock of the Issuer.

(c)  On September 14, 2012, the Reporting Person purchased 10,000 shares for the account of GRQ 401K in an open market transaction for $0.345 per share.

(d)  To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 19,969,814 shares of common stock reported in Item 5(a).

(e) Not applicable.

(1) Includes 5,818,333 shares of common stock held by Mr. Honig and options to purchase 13,266,666 shares of common stock held for the account of Mr. Honig which may be exercised within 60 days. All beneficial ownership numbers and percentages exclude 3,000,000 shares of the Restricted Stock Award issued to Mr. Honig on June 18, 2012 by the Issuer, which Restricted Stock Award may not be exercised within 60 days.  The Restricted Stock Award shall vest pursuant to the following schedule: (a) one-third of the shares shall vest one year from the date of issuance of the Restricted Stock Award; (b) one-third of the shares shall vest two years from the date of issuance of the Restricted Stock Award; and (c) one-third of the shares shall vest three years from the date of issuance of the Restricted Stock Award. Also excludes unvested options to purchase 133,334 shares of the Issuer’s common stock, which shall vest on October 1, 2013.

(2) Includes 293,815 shares of common stock held by GRQ 401K and 591,000 shares of common stock held by GRQ Consultants.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities

Item 7. Material to Be Filed as Exhibits

Exhibit Number	Description

99.1	Joint Filing Agreement with GRQ Consultants, Inc. 401K and GRQ Consultants, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 14, 2012	/s/ Barry Honig
Barry Honig

Dated: September 14, 2012	GRQ CONSULTANTS, INC. 401K

	By:	/s/ Barry Honig
Barry Honig

Dated: September 14, 2012	GRQ CONSULTANTS, INC.

	By:	/s/ Barry Honig
Barry Honig, President

EXHIBIT INDEX

Exhibit Number	Description

99.1	Joint Filing Agreement with GRQ Consultants, Inc. 401K and GRQ Consultants, Inc.